UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549



FORM 8-K
Current Report

Pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934

Date of Report (Date of earliest event reported): July 22, 2011

CATERPILLAR INC.
(Exact name of registrant as specified in its charter)

Delaware
(State or other jurisdiction
of incorporation)

1-768	37-0602744
(Commission File Number)	(IRS Employer Identification No.)

100 NE Adams Street, Peoria, Illinois	61629
(Address of principal executive offices)	(Zip Code)

Registrant's telephone number, including area code: (309) 675-1000

Former name or former address, if changed since last report: N/A

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☐   Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐   Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐   Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐   Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

* *

Item 7.01. Regulation FD Disclosure.

Caterpillar Inc. ("Caterpillar") is furnishing supplemental information concerning deliveries to users for retail sales of machines and sales of reciprocating and turbine engines to retail users and Original Equipment Manufacturers ("OEMs"). Caterpillar sells the majority of its machinery and engines to independently owned and operated dealers and OEMs to meet the demands of their customers, the end users. Due to time delays between Caterpillar's sales to dealers and dealers' deliveries to end users, Caterpillar believes this information may help readers better understand Caterpillar's business and the industries it serves. This information is primarily based on unaudited reports provided by Caterpillar's independent dealers which are not subject to Caterpillar's internal controls over financial reporting. This information is furnished under this Report with the Securities and Exchange Commission. All information provided is calculated in constant dollars. Caterpillar does not undertake to update this information.

* *

Caterpillar Inc.
Past 3 Months Dealer Statistics

Dealer Reported Retail Statistics of Machines by marketing region for the 3-month rolling period compared with the same months of the prior year are:

	June 11	May 11	Apr.11
Asia/Pacific	UP 28%	UP 38%	UP 65%
EAME*	UP 53%	UP 65%	UP 64%
Latin America	UP 51%	UP 60%	UP 72%
ROW*	UP 42%	UP 52%	UP 66%
North America	UP 50%	UP 54%	UP 65%
World	UP 45%	UP 52%	UP 66%

*EAME (Europe, Africa and Middle East)
*ROW (rest of the world - everything except North America)

 Reported in constant dollars and based on unit sales as reported by dealers

Reciprocating & Turbine Engines Retail Statistics by business sector for the 3-month rolling period compared with the same months of the prior year are:

	June 11	May 11	Apr.11
Electric Power	UP 20%	UP 45%	UP 45%
Industrial	UP 34%	UP 32%	UP 28%
Marine	DOWN 21%	DOWN 27%	DOWN 27%
Petroleum	UP 10%	UP 12%	UP 25%
Total	UP 14%	UP 21%	UP 25%

Reported in constant dollars based on reporting from dealers and direct sales

New Machinery Distribution to End Users (Dealer Sales)		
(Dealer reported worldwide distribution of Cat machinery by major end use)		
	2010	**2009**
Waste	2%	3%
Forestry	3%	3%
Paving & Compaction	3%	4%
Industrial	5%	4%
Quarry & Aggregates	8%	7%
General Construction	17%	18%
Mining	28%	28%
Heavy Construction	34%	33%

New Engine Distribution to End Users (Dealer Sales)		
(Dealer reported and internally estimated worldwide distribution of Cat engines)		
	2010	**2009**
Marine	11%	14%
Industrial *	19%	14%
Electric Power Generation	33%	32%
Petroleum	37%	39%

* In June 2008, Caterpillar announced the decision to exit the on-highway engine business. For 2009 and 2010, any remaining on-highway engine sales have been included in the Industrial engine category.

Forward-Looking Statements

Certain statements in this filing relate to future events and expectations and are forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. These statements are subject to known and unknown factors that may cause Caterpillar's actual results to be different from those expressed or implied in the forward-looking statements. Words such as "believe," "estimate," "will be," "will," "would," "expect," "anticipate," "plan," "project," "intend," "could," "should" or other similar words or expressions often identify forward-looking statements. All statements other than statements of historical fact are forward-looking statements, including, without limitation, statements regarding our outlook, projections, forecasts or trend descriptions. These statements do not guarantee future performance, and Caterpillar does not undertake to update its forward-looking statements.

It is important to note that Caterpillar's actual results may differ materially from those described or implied in its forward-looking statements based on a number of factors, including, but not limited to: (i) global economic conditions and economic conditions in the industries and markets Caterpillar serves; (ii) government monetary or fiscal policies and government spending on infrastructure; (iii) commodity or component price increases and/or limited availability of raw materials and component products, including steel; (iv) Caterpillar's and its customers', dealers' and suppliers' ability to access and manage liquidity; (v) political and economic risks associated with our global operations, including changes in laws, regulations or government policies, currency restrictions, restrictions on repatriation of earnings, burdensome tariffs or quotas, national and international conflict, including terrorist acts and political and economic instability or civil unrest in the countries in which Caterpillar operates; (vi) Caterpillar's and Cat Financial's ability to maintain their respective credit ratings, material increases in either company's cost of borrowing or an inability of either company to access capital markets; (vii) financial condition and credit worthiness of Cat Financial's customers; (viii) inability to realize expected benefits from acquisitions and divestitures, including the acquisition of Bucyrus International, Inc.; (ix) international trade and investment policies, such as import quotas, capital controls or tariffs; (x) the possibility that Caterpillar's introduction of Tier 4 emissions compliant machines and engines is not successful; (xi) market acceptance of Caterpillar's products and services; (xii) effects of changes in the competitive environment, which may include decreased market share, lack of acceptance of price increases, and/or negative changes to our geographic and product mix of sales; (xiii) union disputes or other employee relations issues; (xiv) Caterpillar's ability to successfully implement the Caterpillar Production System or other productivity initiatives; (xv) adverse changes in sourcing practices of our dealers or original equipment manufacturers; (xvi) compliance costs associated with environmental laws and regulations; (xvii) alleged or actual violations of trade or anti-corruption laws and regulations; (xviii) additional tax expense or exposure; (xix) currency fluctuations, particularly increases and decreases in the U.S. dollar against other currencies; (xx) failure of Caterpillar or Cat Financial to comply with financial covenants in their respective credit facilities; (xxi) increased funding obligations under our pension plans; (xxii) significant legal proceedings, claims, lawsuits or investigations; (xxiii) imposition of operational restrictions or compliance requirements if carbon emissions legislation and/or regulations are adopted; (xxiv) changes in accounting standards or adoption of new accounting standards; (xxv) adverse effects of natural disasters; and (xxvi) other factors described in more detail under "Item 1A. Risk Factors" in Part I of our Form 10-K filed with the SEC on February 22, 2011 for the year ended December 31, 2010. This filing is available on our website at www.caterpillar.com/secfilings.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

CATERPILLAR INC.

July 22, 2011   By: /s/James B. Buda

                                                          James B. Buda
                                                          Senior Vice President and Chief Legal Officer